EWPG Holding AB (publ)

52 Derech Menachem Begin St.

Tel Aviv-Yafo, 6713701 Israel

March 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EWPG Holding AB (publ) (the “Company”) Form F-1 Confidentially Submitted March 1, 2021

Ladies and Gentlemen:

On March 1, 2021, in accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, the Company confidentially submitted to the Securities and Exchange Commission a draft registration statement on Form F-1 (the “Registration Statement”) for the initial public offering of the Company’s common shares, as represented by American Depositary Shares. In connection with the confidential submission of the Registration Statement, reference is hereby made to the Compliance and Disclosure Interpretations, Fixing America’s Surface Transportation (FAST) Act, Question 1, located at https://www.sec.gov/divisions/corpfin/guidance/fast-act-interps.htm (the “Interim Financial Statement Guidance”).

In accordance with the Interim Financial Statement Guidance, the Company has omitted from its Registration Statement interim financial information for the six months ended June 30, 2020 (the “June Interim Financial Information”) because the Company reasonably believes that the Company will not be required to present the June Interim Financial Statements separately at the time of the offering contemplated by the Registration Statement. Instead, the Company has included in the financial information that forms a part of the Registration Statement headings for financial and related information for the year ended December 31, 2019. Financial and related information for the year ended December 31, 2020 will be included in a future publicly filed amendment to the Registration Statement.

Should the staff of the Division of Corporation Finance of the Securities and Exchange Commission have any questions with respect to the foregoing, you may contact our legal counsel, Howard E. Berkenblit, at (617) 338-2979 (212) or by email at hberkenblit@sullivanlaw.com, or David Huberman at (332) 208-9012 or by email at dhuberman@sullivanlaw.co.il, at the offices of Sullivan & Worcester LLP.

Sincerely,

EWPG HOLDING AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

CC:

Howard E. Berkenblit, Sullivan & Worcester LLP

David Huberman, Sullivan & Worcester LLP